UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Genesis Health Ventures, Inc.
    (GHVI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Day/Year

    October 2, 2002
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
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                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
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                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |            |          |       |   |               |     |          |   6,220,613  |    01   |    01    |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

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                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
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               |      |        |    |      |            |                 |                       |        |9.       |10.   |      |
               |2.    |        |    |      |            |                 |                       |        |Number   |Owner-|      |
               |Con-  |        |    |      |            |                 |                       |        |of       |ship  |      |
               |ver-  |        |3A. |      |            |                 |                       |        |Deriv-   |of    |      |
               |sion  |        |De- |      |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or    |        |emed|      |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer- |        |Exe-|      |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise  |        |cu- |4.    |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price |3.      |tion|Trans-|Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of    |Trans-  |Date|action|or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-  |action  |if  |Code  |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-  |Date    |any,|(Instr|(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive  |(Month/ |(MM/|8)    |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu- |Day/    |DD/ |------|------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity  |Year)   |YY) |Code|V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
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Stock Option   |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$16.80|10/02/02|     | A | | 2,500|     | Immed. |10/02/12|Common Stock |    2,500|        |    2,500|  02  |  02  |
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Stock Option   |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$20.33|        |     |   | |      |     | Immed. |10/02/11|Common Stock |   25,000|        |   25,000|  02  |  02  |
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Series A       |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Convertible    |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Preferred      |      |        |     |   | |      |     |        |        |             |         |        |         |      |      |
Stock          |$20.33|        |     |   | |      |     | Immed. |   03   |Common Stock |  353,167|        |   71,799|  03  |  03  |
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Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 6,220,613 shares of common stock of Genesis Health Ventures, Inc.

02: These options were granted pursuant to the Genesis Health Ventures, Inc. 2001 Stock Option Plan to a managing director of Goldman Sachs, in his capacity as a director of the Issuer (the "Director"). The Director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group.

03: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 71,799 shares of Series A convertible preferred stock of Genesis Health Ventures, Inc. ("Series A Preferred"). Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The conversion rate is $20.33 of liquidation preference for each share of common stock. The Series A Preferred has a liquidation preference of $42,600,000 and accrues dividends at the annual rate of 6% payable in additional shares of Series A Preferred. The Series A Preferred are subject to mandatory redemption on October 2, 2010.

**SIGNATURE OF REPORTING PERSONS:

GOLDMAN, SACHS & CO.


By:     s/ Edward T. Joel
        -------------------------
        Name:   Edward T. Joel
        Title:  Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.



By:     s/ Edward T. Joel
        -------------------------
        Name:   Edward T. Joel
        Title:  Attorney-in-fact

Date:   January 24, 2003



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                POWER OR ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6, 2003.


GOLDMAN, SACHS & CO.


By:     s/ Gregory K. Palm
        ------------------------
Name:   GREGORY K. PALM
Title:  Managing Director

                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6, 2003.


THE GOLDMAN SACHS GROUP, INC.


By:     s/ Gregory K. Palm
        ---------------------------------------------
Name:   GREGORY K. PALM
Title:  Executive Vice President and General Counsel